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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549


                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 2 )*
                                        ---

                     MOTIVEPOWER INDUSTRIES, INC.
--------------------------------------------------------------------------------
                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                    (Title of Class of Securities)

                               61980K101
             ---------------------------------------------
                            (CUSIP Number)

 RICHARD L. CHILTON, JR., INC., 320 PARK AVENUE, 22ND FLOOR NEW YORK, NY 10022
                            (212) 751-3596
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                            Communications)

                           FEBRUARY 13, 1997
             ---------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No.  61980K101                         Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF;OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,738,642

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,738,642

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,738,642

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.  Security and Issuer
         -------------------

            The Schedule 13D initially filed on December 3. 1996, as amended by the Amendment No. 1, filed on January 15, 1997, of Richard L. Chilton, Jr. (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), issued by MotivePower Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended by this Amendment No. 2 to the
Schedule 13D as follows:


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------


         Item 3 is hereby supplemented by the addition of the following:

            The funds for the acquisition of Shares came from funds of holders of certain managed accounts or, in the case of the Partnerships, from the contributions of their partners.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------


         Item 5 is hereby supplemented by the addition of the following:

            As of the date hereof, the Reporting Person is deemed to be the beneficial owner 1,738,642 Shares, constituting 9.9% of the outstanding Shares (based upon 17,602,168 Shares issued and outstanding as of July 31, 1997 according to publicly available filings of the Issuer).

            On February 13, 1997, the Reporting Person withdrew as a managing member of Pequot Endowment Partners, L.L.C. ("Endowment"). As a result, the Reporting Person no longer has any control over the 507,571 Shares purchased by Endowment and reported in the Amendment No. 1 to the Schedule 13D.

            The trade dates, number of Shares and the price per Share for all transactions effected by the Reporting Person since the filing of the Amendment No.1 to the Schedule 13D are set forth on Schedule I hereto.
Unless otherwise noted, all such transactions were open market transactions. The transactions effected during the period from January 15, 1997, when the Amendment No. 1 to the Schedule 13D was filed, to August 17, 1997 were effectd on the NASDAQ national market, and the transactions effected during the period from August 18, 1997 to the date hereof were effected on the New York Stock Exchange. No other transactions were effected by the Reporting Person during such periods.


                                  SIGNATURE
                                  ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 8, 1997
                                    RICHARD L. CHILTON, JR.



                                    By:  /s/ Richard L. Chilton, Jr.
                                         ---------------------------



                                                                    Schedule I
                                                                    ----------



           TRANSACTIONS IN SHARES OF COMMON STOCK ($.01 PAR VALUE)
  OF MOTIVEPOWER INDUSTRIES, INC. (CUSIP # 61980K101) SINCE THE FILING OF THE
  ---------------------------------------------------------------------------
           AMENDMENT NO. 1 TO THE SCHEDULE 13D ON JANUARY 15, 1997
           -------------------------------------------------------





                                    No. Of Shares
                Trade Date          Acquired/(Sold)       Price Per Share
                ----------          ---------------       ---------------

                 4/04/97              35,000                 $12.98
                 4/07/97             100,000                 $12.19
                 4/18/97               6,000                 $12.06
                 4/18/97              10,000                 $12.25
                 4/29/97               5,000                 $12.00
                 4/30/97               5,000                 $12.06
                 4/30/97               5,000                 $12.13
                 5/01/97               2,000                 $12.31
                 5/01/97              13,400                 $12.47
                 5/08/97              10,000                 $14.06
                 6/04/97              20,776                 $14.03
                 6/04/97             (20,776)                $13.97
                 6/05/97              20,000                 $14.12
                 6/05/97              25,000                 $14.13
                 6/06/97              50,000                 $14.13
                 6/13/97              50,000                 $14.94
                 7/17/97              15,000                 $18.93
                 7/29/97              30,000                 $20.31
                 8/25/97              10,000                 $18.81
                 8/29/97              20,400                 $21.27